Exhibit 17.1

From: Bandier, Martin

Sent: Friday, December 05, 2008 3:02 PM

To: 'Wes Edens'

Subject:

Dear Wes

Please accept this letter as my resignation from the Board of Directors of GateHouse Media with immediate effect.

I wish you and GateHouse great success in the future.

Sincerely

Marty Bandier